FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of December 2004


                           EXCEL MARITIME CARRIERS LTD
                 (Translation of registrant's name into English)

                             67 Akti Miaouli Street
                                  18537 Piraeus
                                     Greece
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F [X]     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes [_]     No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto is a copy of Management's Discussion and Analysis of Financial Condition and Results of Operations and unaudited condensed interim financial statements of Excel Maritime Carriers Ltd. (the "Company") for the nine months ended September 30, 2004. Information furnished on this Report of Foreign Private Issuer on Form 6-K shall be deemed to be incorporated by reference in the Company's Registration Statement on Form F-3 (File No. 333-120259) filed on November 5, 2004 and any related prospectus as amended or supplemental from time to time.

ADDITIONAL INFORMATION

The Company files annual reports on Form 20-F (File No. 1-10137) and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AT SEPTEMBER 30, 2004 (UNAUDITED) AND DECEMBER 31, 2003
(Expressed in thousands of U.S. Dollars - except per share data)

                                               September 30  December 31,
                                                    2004         2003
                                               ------------  ------------
                                                Unaudited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents                           27,431      4,258
                                                ------------ ---------
Accounts receivable:
  Trade                                                260        678
  Other                                                171        236
                                                ------------ ---------
                                                       431        914
                                                ------------ ---------
Inventories                                            542        512
Prepayments and other                                  360        141
                                                ------------ ---------
   Total Current Assets                             28,764      5,825
                                                ------------ ---------

FIXED ASSETS:
Vessels' cost                                       18,612     18,612
Accumulated depreciation                           (3,752)    (3,017)
                                                ------------ ---------
   Net book value                                   14,860     15,595
                                                ------------ ---------
   Total fixed assets                               14,860     15,595
                                                ------------ ---------
OTHER NON CURRENT ASSETS:
Goodwill                                               400        400
Deferred charges,net                                 1,666      1,649
Restricted cash                                        787        614
                                                ------------ ---------
   Total Assets                                     46,477     24,083
                                                ============ =========

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long term debt                    2,140      2,300
                                                ------------ ---------
Accounts payable
  Trade                                              1,139        874
  Other                                                 54         60
                                                ------------ ---------
                                                     1,193        934
                                                ------------ ---------
Unearned revenue                                     1,730          -
Accrued liabilities                                    597        887
                                                ------------ ---------
   Total Current Liabilities                         5,660      4,121
                                                ------------ ---------

LONG-TERM DEBT,net of current portion                4,265      5,870
                                                ------------ ---------

STOCKHOLDERS' EQUITY:
Preferred Stock,$0,01 par value,5,000,000
shares authorized, none issued                           -          -
Common Stock,$0,01 par value,49,000,000 A
Class shares and 1,000,000 B
class shares authorized:11,496,153 A Class
shares and 114,946 B Class shares,
issued and outstanding at September 30,2004
and December 31,2003,respectively                      116        116
Additional paid-in capital                          12,087     12,087
Retained earnings                                   24,538      2,078
                                                ------------ ---------
                                                    36,741     14,281
                                                ------------ ---------
Less:Treasury stock (78,650 A Class shares and
588 B Class shares)
at September 30,2004 and December 31,2003            (189)      (189)
   Total stockholders' equity                       36,552     14,092
                                                ------------ ---------
   Total Liabilities & Stockholders' Equity         46,477     24,083
                                                ============ =========

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES
CONSOLIDATED UNAUDITED STATEMENTS OF INCOME
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND SEPTEMBER 30, 2003 (Expressed in thousands of U.S. Dollars - except per share data)

                                                  Nine Months ended
                                                    September 30,
                                                   2004       2003
                                                ----------- ----------
                                                Unaudited   Unaudited
REVENUES
Revenue from vessels                                36,012     19,326
  Commissions                                      (2,034)    (1,057)
                                                ----------- ----------
    Revenue from vessels, net                       33,978     18,269
Revenue from managing vessels                          502        395
                                                ----------- ----------
    Revenue from Operations                         34,480     18,664
                                                ----------- ----------

EXPENSES
  Voyage expenses                                    3,552      4,959
  Vessel operating expenses                          5,687      4,935
  Depreciation                                         736        745
  Amortization  of drydocking  and special             543        439
survey
  General and administrative expenses                1,357      1,151
                                                ----------- ----------
                                                    11,875     12,229
                                                ----------- ----------

   Income from operations                           22,605      6,435
                                                ----------- ----------

OTHER INCOME(EXPENSES):

Interest and finance costs                           (208)      (357)
Interest income                                        103          6
Foreign currency losses                               (15)       (37)
Other, net                                            (25)      (115)
                                                ----------- ----------
   Total other income(expenses), net                 (145)      (503)
                                                ----------- ----------

                                                ----------- ----------
Net Income                                          22,460      5,932
                                                =========== ==========

Earnings per share, basic & diluted                   1.95       0.51
Weighted average number of shares               11,531,861  11,532,725


EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES
CONSOLIDATED UNAUDITED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND SEPTEMBER 30, 2003
(Expressed in thousands of U.S. Dollars - except per share data)

                                     Capital Stock
                                     --------------
                                                                              Retained      Acccumulated
                     Compre-       Class      Class               Additional  Earnings/     Other                     Total
                     ensive          A          B                  Paid-in    (Accumulated  Comprehensive   Treasury  Stockholders'
                     Income       Shares      Shares    Total      Capital    Deficit)      Income/(loss)   Stock     Equity
                                 -------  ---------  -------  ----------  ----------       -------------    -------- --------------

BALANCE,                             115          1      116      12,087     (6,567)            -         (187)             5,449
December 31, 2002

Net income               5,932        -          -        -           -       5,932             -                           5,932

                     ----------
Comprehensive Income     5,932                                                                                                  -
                     ==========  -------  ---------  -------  ----------  ---------- -------------   -----------   ---------------

BALANCE,                            115          1      116      12,087       (635)             -         (187)            11,381
September 30, 2003
(Unaudited)
                                 =======  =========  =======  ==========  ========== =============   ===========   ===============




BALANCE,                            115          1      116      12,087       2,078             -         (189)            14,092
December 31, 2003

Net income              22,460        -          -        -           -      22,460             -                          22,460

                     ----------
Comprehensive Income    22,460                                                                                                  -
                     ==========  -------  ---------  -------  ----------  ---------- -------------   -----------   ---------------

BALANCE,                            115          1      116      12,087      24,538             -         (189)            36,552
September 30, 2004
(Unaudited)
                                 =======  =========  =======  ==========  ========== =============   ===========   ===============


EXCEL MARITIME CARRIERS LTD. AND SUBSIDIARIES
CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2004
AND SEPTEMBER 30, 2003
(Expected in thousands of U.S. Dollars)


                                                  Nine months ended
                                                    September 30,
CASH FLOWS FROM OPERATING ACTIVITIES               2004         2003
------------------------------------              --------     -------
                                                (Unaudited)  (Unaudited)

Net income for the period                          22,460       5,932
Adjustments to reconcile net income to
net cash
provided by operating activities:
  Depreciation                                        735         745
  Amortization                                        572         468
  Interest expense,net                                 76         322
(Increase)Decrease in:
  Accounts receivable                                 483       (756)
  Inventories                                        (30)        (85)
  Prepaid expenses                                  (219)        (67)
Increase(Decrease) in:
  Accounts payable                                    259         691
  Accrued liabilities                               (289)         (9)
  Unearned revenue                                  1,730         138
Payments for dry docking and special                (544)       (364)
survey
Interest paid                                       (180)       (414)
                                          ----------------  ----------
Net cash from Operating Activities                 25,053       6,601
                                          ----------------  ----------

CASH FLOWS FROM INVESTING ACTIVITIES
Increase in restricted cash                         (173)         (2)
Interest received                                     103           6
                                          ----------------  ----------
Net cash (used in) from Investing                    (70)           4
Activities
                                          ----------------  ----------

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of long-term debt                         (1,765)     (5,345)
Financing costs                                      (45)         (2)
                                          ----------------  ----------
Net cash used in Financing Activities             (1,810)     (5,347)
                                          ----------------  ----------

Net increase in cash and cash equivalents          23,173       1,258
Cash and cash equivalents at beginning              4,258       1,728
of period
                                          ----------------  ----------
Cash and cash equivalents at end of                27,431       2,986
period
                                          ================  ==========

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004
(Expressed in thousands of U.S. Dollars)

1.   BASIS OF PRESENTATION AND GENERAL INFORMATION:

     The accompanying unaudited consolidated financial statements include the accounts of Excel Maritime Carriers Ltd. (the "Company") and its wholly owned subsidiaries Maryville Maritime Inc., a Liberian Corporation acquired on March 31, 2001 and Point Holdings Ltd., a Liberian Corporation incorporated on February 17, 1998, owner of the following ship-owning companies (all registered in Cyprus):

     (a)  Ship-owning companies with vessels in operation at September 30, 2004:

                                Vessel's                           Date of        Country of    Year
Owning Company                    Name               DWT        Incorporation   Incorporation   built
--------------                    ----               ---        -------------   -------------   -----
Becalm Shipping Co. Ltd.        Fighting Lady      146,313       July 7, 1998       Cyprus         1983
Tortola Shipping Co. Ltd.       Lucky Lady          27,422       July 7, 1998       Cyprus         1975
Storler Shipping Co. Ltd.       Petalis             35,982     August 10, 1998      Cyprus         1975
Madlex Shipping Co. Ltd         Almar I            107,140     January 11, 1999     Cyprus         1979
Centel Shipping Co. Ltd         Lady                41,090       May 10, 2002       Cyprus         1985
                                                 ----------
                                                  357,947
                                                 =========

     At September 30, 2004 all vessels in operation (bulk carriers) were flying the Cyprus flag.

     (b) Maryville Maritime Inc.: On March 31, 2001 the Company acquired the shares of Maryville Maritime Inc., ("Maryville") a ship management company established under the laws of Liberia on August 9, 1983. The Company accounted for the acquisition under the purchase method of accounting. The consideration totaled $ 630, of which $ 230 was the value of the net assets. The $ 400 was goodwill arising on the acquisition and is reflected separately in the accompanying consolidated balance sheets.

          In addition, Maryville provides shipping services to non-Company vessels at a fixed monthly fee per vessel. Such fees for the nine months ended September 30, 2004 totaled $502 and are separately reflected in the accompanying consolidated statements of income. The fees charged by Maryville for the management of the Company's fleet (under a subcontract with Excel Management Ltd.), are eliminated for consolidation purposes, whereas its general and administrative expenses are disclosed separately in the accompanying consolidated unaudited statements of income.

          Gross revenues for the nine months ended September 30, 2004 include revenues deriving from charter agreements with significant charterers, as follows (in percentages of total gross revenues):

               Charterer
               ---------

               Transfield ER Cape LTD      17%
               Cosco Bulk of Tianjin PRC    9%
               Malissa SCTT                14%

          The accompanying unaudited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and notes required by US generally accepted accounting principles for complete financial statements.

          In the opinion on the management, all adjustments (consisting of adjustments of a normal recurring nature) considered necessary for a fair presentation of the financial position and results of operations have been included. Operating results for the nine-month period ended September 30, 2004 are not necessarily indicative of the results that might be expected for any interim period or the fiscal year ending December 31, 2004.

          The balance sheet at December 31, 2003 has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements.

2.   RECENT ISSUED ACCOUNTING PRONOUNCEMENTS:

     In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entries-An Interpretation of Accounting Research Bulletin ("ARB") No.51. This interpretation provides guidance on how to identify variable interest entities and how to determine whether or not those entities should be consolidated. FIN 46 applies to variable interest entities created after January 31, 2003. FIN 46 also applies in the first fiscal quarter on interim period ending after December 15, 2003 for variable interest entities created before February 1, 2003. The adoption of FIN 46 did not have an impact on the Company's results of operations or financial position.

3.   INVENTORIES:

     Inventories at September 30, 2004 and December 31, 2003 are analysed as follows:

                                  30.09.2004     31.12.2003
                                  ----------     ----------

                Bunkers               384            317
                Lubricants            130            169
                Consumable stores     28             26
                                  ---------      ---------
                                      542            512
                                  =========      =========

4.   DEFERRED CHARGES:

     The unamortized amounts included in the accompanying consolidated balance sheets are analyzed as follows:

                                      Dry-docking and   Financing
                                       Special Survey     Costs        Total
                                     ----------------- ----------  ------------
        Balance, December 31, 2003              1,575         74         1,649
        -    Additions                            544         45           589
        -    Amortization                       (543)       (29)         (572)
                                     ----------------- ----------  ------------
        Balance, September 30, 2004             1,576         90         1,666
                                     ================= ==========  ============

5.   EARNINGS PER COMMON SHARE

     The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year or period. The Company had no stock options or dilutive securities during the periods ended September 30, 2004 and December 31, 2003.

     The components for the calculation of basic and diluted earnings per share are as follows:

                                                30.09.2004          30.09.2003
                                                ----------          ----------

        Income (numerator):
        Income available to  common
            shareholders .............          $ 22,460            $ 5,932
        Shares (denominator):
        Weighted average common
        shares outstanding - basic ...         11,531,861         11,532,725

        Weighted average common
        shares outstanding - diluted...        11,531,861         11,532,725
        Basic earnings per common
        share..........................            $ 1.95             $ 0.51
        Diluted earnings per common
        share........................ .            $ 1.95             $ 0.51


6.   SUBSEQUENT EVENTS:

     On October 22, 2004 a newly-established wholly-owned subsidiary, Liegh Jane Navigation S. A. of Liberia, entered into a Memorandum of Agreement for the purchase of the 37,687 dwt bulk carrier M/V Jedi Knight with the owner of that Vessel, an unaffiliated third party. The purchase price of M/V Jedi Knight, which will be renamed M/V Swift, is $ 11.85 million. 15% of purchase price, or $ 1.78 million, was paid on November 1, 2004.

     On November 4, 2004 a newly-established wholly-owned subsidiary, Pisces Shipholding Ltd of Liberia, entered into a Memorandum of Agreement for the purchase of the 39,697 dwt bulk carrier M/V Maria with the owner of that vessel, an unaffiliated third party. The purchase price of M/V Maria, which will be renamed M/V Goldmar, is $ 11.92 million. 10% of the purchase price, or $ 1.19 million, was paid on November 11, 2004.

     On November 24, 2004 a commitment letter was signed between three shipowning companies (acting jointly and severally), owning the vessels M/V Jedi Knight, M/V Maria and an identified vessel yet to be named, and a bank, for a new loan facility for an amount of the lower of $ 25 million or 70% of the market value of the vessels. The facility will be used to fund a portion of the purchase price of the vessels.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the nine months ended September 30, 2004 and 2003.

General

We are a provider of international seaborne transportation services, carrying various drybulk cargoes including amongst others, iron ore, coal, grain, bauxite, phosphate and fertilizers. As of September 30, 2004, our fleet consisted of five drybulk carriers, comprised of two Capesize bulk carriers and three Handysize bulk carriers, with a total cargo carrying capacity of 357,947 deadweight tons, or dwt.

We actively manage the deployment of our fleet between the spot charter market (through voyage charters and trip time charters), which generally last from two to nine months and period time charters, which can last up to several years. A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed upon total amount. Under spot market voyage charters, we pay voyage expenses such as port, canal and fuel costs. A spot market trip time charter and a period time charter are generally contracts to charter a vessel for a fixed period of time at a set daily rate. Under time charters, the charterer pays voyage expenses such as port, canal and fuel costs. Under both types of charters, we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. We are also responsible for each vessel's intermediate and special survey costs.

Voyage Revenues

Our voyage revenues are driven primarily by the number of vessels in our fleet, the number of voyage days during which our vessels generate revenues and the amount of daily charter hire that our vessels earn under charters, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry-dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the bulk carrier transportation market and other factors affecting spot market charter rates for bulk carriers.

Vessels operating on period time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in drybulk rates although we are exposed to the risk of declining drybulk rates, which may have a materially adverse impact on our financial performance. If we fix vessels on period time charters, future spot market rates may be higher or lower than those rates at which we have period time chartered our vessels. We are constantly evaluating opportunities to increase the number of our drybulk carriers deployed on period time charters, but only expect to enter into additional period time charters if we can obtain contract terms that satisfy our criteria.

A standard maritime industry performance measure used to evaluate performance is the daily time charter equivalent, or daily TCE. Daily TCE revenues are voyage revenues minus voyage expenses divided by the number of voyage days during the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter, as well as commissions. We believe that the daily TCE neutralizes the variability created by unique costs associated with particular voyages or the deployment of drybulk carriers on time charter or on the spot market and presents a more accurate representation of the revenues generated by our drybulk carriers.

o The average daily TCE rate increased 122.1 % from $10,394 for the nine months to September 2003, to $23,087 for the nine months to September 2004.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Our vessel operating expenses, which generally represent fixed costs, have historically increased as our vessels get older. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance, may also cause these expenses to increase.

Depreciation

We depreciate our drybulk carriers on a straight-line basis over their estimated useful lives determined to be 28 years from the date of their initial delivery from the shipyard. Depreciation is based on cost less the estimated residual value. We capitalize the total costs associated with a dry-docking and amortize these costs on a straight-line basis over the period when the next dry-docking becomes due, which is typically 30 to 60 months. Regulations and/or incidents may change the estimated dates of next dry-dockings.

Nine months ended September 30, 2004 compared to the nine months ended September 30, 2003

VOYAGE REVENUES - Voyage revenues increased by $16.7 million, or 86.5 % to $36.0 million for 2004, compared to $19.3 million for 2003. This increase is due to an overall increase in drybulk rates.

VOYAGE EXPENSES AND COMMISSIONS - Voyage expenses, which primarily consist of port, canal and fuel costs that are unique to a particular voyage which would otherwise be paid by the charterer under a time charter contract, as well as commissions, decreased $0.4 million, or 6.7 %, to $5.6 million for 2004, compared to $6.0 million for 2003. This decrease is primarily due to the decrease in fuel costs as a result of our vessels being employed on more timecharters in 2004 compared to 2003 offset by an increase in commissions due to higher voyage revenues.

VESSEL OPERATING EXPENSES - Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, increased by $ 0.75 million, or 15.2 %, to $5.69 million for 2004 compared to $4.94 million for 2003. Daily vessel operating expenses per vessel increased by $ 536, or 14.8 %, to $4,151 for 2004 , compared to $3,615 for 2003. This increase is primarily due to an increase in the cost of repairs and spares plus insurance costs due to an increase in rates charged by insurance companies throughout the shipping sector.

GENERAL AND ADMINISTRATIVE EXPENSES - General and administrative expenses, increased by $0.21 million, or 18.3 %, to $ 1.36 million for 2004 compared to $ 1.15 million for 2003. The increase of $0.21 million reflects mainly the increased cost of conversion of US$ into Euro to cover Euro administrative expenses within Maryville Maritime Inc.

DEPRECIATION AND AMORTIZATION - Depreciation and amortization, which includes depreciation of vessels as well as amortization of drydocking and special survey costs increased by $0.1 million, or 8 % to $1.3 million for 2004 compared to $1.2 million for 2003. This increase is primarily due to an increase in amortization of drydocking and special survey expenses due to the drydocking of M/V Almar I during January 2004.

INTEREST AND FINANCE COSTS, NET - Net interest expense decreased by $0.25 million, or 71 %, to $0.1 million for 2004 compared to $0.35 million for 2003. This decrease is primarily the result of a decrease in our long-term debt from $8.8 million in 2003 to $6.4 million in 2004 and lower interest rates. Moreover, this decrease is offset by increased interest earned from deposits of cash at banks from $ 6,180 in 2003 to $ 102,877 in 2004.

FOREIGN CURRENCY LOSSES - We incurred a $ 15,218 foreign currency loss for 2004 compared to a loss of $ 37,066 for 2003.

OTHER NET - We recognized a loss of $ 24,843 during 2004 compared to a loss of $ 114,933 during 2003. The reduction is due to gains related to the excess amounts we received in connection with claims for damages to our vessels compared to the actual cost associated with repairs.

NET INCOME - Net income was $22.5 million for 2004 compared to net income of $5.9 million for 2003.

Liquidity and capital resources

Historically our principal source of funds has been equity provided by our shareholders, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our drybulk vessels, comply with international shipping  standards  and  environmental  laws  and  regulations,  fund  working capital requirements, make principal repayments on outstanding loan facilities, and pay dividends.

Our practice has been to acquire drybulk vessels using a combination of funds received from equity investors and bank debt secured by mortgages on our drybulk vessels. Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer drybulk vessels and the selective sale of older drybulk vessels. These acquisitions will be principally subject to management's expectation of future market conditions as well as our ability to acquire drybulk vessels on favorable terms.

Cash Flows

Cash and cash equivalents increased to $27.4 million as of September 30, 2004, compared to $3.0 million as of September 30, 2003.Our working capital is current assets minus current liabilities, including the current portion of long-term debt. Our working capital surplus was $ 23.1 million as of September 30, 2004 due primarily to an increase in the net income for the nine months period, ended September 30, 2004. The current portion of long-term debt included in our current liabilities was $2.1 million as of September 30, 2004 compared to $2.3 million as of December 31, 2003.

NET CASH FROM OPERATING ACTIVITIES - increased by $18.5 million to $25.1 million during 2004, compared to net cash from operating activities of $6.6 million during 2003. This increase is primarily attributable to net income of $22.5 million as a result of improved trading conditions in combination with the increase in voyage days to 1,333 in 2004 compared to 1,253 in 2003.

NET CASH USED IN INVESTING ACTIVITIES - was $70,000 during 2004, which is a result of an increase in restricted cash offset by an increase in interest received of $0.1 million compared to $0.0 million during 2003.

NET CASH USED IN FINANCING ACTIVITIES - was $1.8 million during 2004, compared to net cash used in investing activities of $5.3 million during 2003. This is a direct result of a decrease in repayments of long-term debt from $5.3 million in 2003 to $1.8 million in 2004.

      As of September 30, 2004, we had two outstanding loans with a combined outstanding balance of $ 6.4 million. These loans have maturity dates within 2005.

Quantitative and Qualitative Disclosure of Market Risk

Interest Rate Fluctuation. The international drybulk industry is a capital intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt. Out debt usually contains interest rates that fluctuate with LIBOR. Increasing interest rates could adversely impact future earnings.

Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows in the current year by approximately $ 53,350 based upon our debt level at September 30, 2004.

Subsequent Events

On October 22, 2004 a new  wholly-owned  subsidiary,  Liegh Jane  Navigation S.
A. of Liberia, entered into a Memorandum of Agreement for the purchase of the 37,687 dwt bulk carrier M/V Jedi Knight with the owner of that Vessel, an unaffiliated third party. The purchase price of M/V Jedi Knight, which will be renamed M/V Swift, is $ 11.85 million. 15% of purchase price, or $ 1.78 million, was paid on November 1, 2004.

On November 4, 2004 a new wholly-owned subsidiary, Pisces Shipholding Ltd of Liberia, entered into a Memorandum of Agreement for the purchase of the 39,697 dwt bulk carrier M/V Maria with the owner of that vessel, an unaffiliated third party. The purchase price of M/V Maria, which will be renamed M/V Goldmar, is $ 11.92 million. 10% of the purchase price, or $ 1.19 million, was paid on November 11, 2004.

On November 24, 2004 a commitment letter was signed between three shipowning companies (acting jointly and severally), owning the vessels M/V Jedi Knight, M/V Maria and an identified vessel yet to be named, and a bank, for a new loan facility for an amount of the lower of US$ 25 million and 70% of the market value of the vessels. The facility will be used to fund a portion of the purchase price of the vessels.

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   EXCEL MARITIME CARRIERS LTD
                                          (registrant)



Dated:  December 1, 2004           By:/s/ Christophoros Georgakis
                                      ----------------------------
                                          Christophoros Georgakis
                                          President and
                                          Chief Executive Officer